SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Woori Bank

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 100-792, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Results of the Annual General Meeting of Shareholders

of Woori Bank for Fiscal Year 2015

The annual general meeting of shareholders of Woori Bank was held on March 25, 2016 and all five agenda items listed below were approved and ratified as originally proposed.

Key Details Relating to the Annual General Meeting of Shareholders

•	Agenda:

1)	Approval of financial statements for the fiscal year 2015

2)	Approval of amendments to the Articles of Incorporation

3)	Appointment of directors (5 directors)

3-1	Standing Director Candidate: Dong-Gun Lee

3-2	Standing Director Candidate: Ki-Myung Nam

3-3	Non-Standing Director Candidate: Kwang-Woo Choi

3-4	Outside Director Candidate: Ho-Geun Lee

3-5	Outside Director Candidate: Sung-Yong Kim

4)	Appointment of Audit Committee member who serves as outside director

-	Candidate for member of the Audit Committee: Sung-Yong Kim

5)	Approval of the maximum limit on directors’ compensation

•	Agenda details

-	Approval of financial statements of Woori Bank for fiscal year 2015

(units: in millions of KRW, unless indicated otherwise)

< Consolidated – Independent Auditor’s Opinion : Unqualified Opinion>

Total Assets	291,859,072	Revenue*	20,481,582
Total Liabilities	272,549,157	Operating Income	1,351,586
Capital Stock	3,381,392	Net Income	1,075,392
Total Shareholder’s Equity	19,309,915	Earnings Per Share (in KRW)	1,301

< Separate – Independent Auditor’s Opinion : Unqualified Opinion>

Total Assets	276,576,908	Revenue*	18,025,297
Total Liabilities	257,687,590	Operating Income	1,090,372
Capital Stock	3,381,392	Net Income	934,589
Total Shareholder’s Equity	18,889,318	Earnings Per Share (in KRW)	1,116

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income)

-	Cash dividend for fiscal year 2015

(units: in KRW)
Dividend per common share	500 (5.5% of market price of common stock) (250 for interim dividends and 250 for year-end dividends)
Dividend per class share	—
Total dividend amount	336,635,613,000

-	Appointment of directors

Name	Date of Birth	Term	Appointment	Career Background

Dong-Gun Lee	January 1958	Until Dec. 30, 2016	New Appointment	- Current) Head, Business Support Group, Woori Bank - Deputy President, Woori Bank

Ki-Myung Nam	December 1958	Until Dec. 30, 2016	New Appointment	- Current) Head, Domestic Business Group, Woori Bank - Executive Vice President, Finance & Management Planning Unit, Woori Bank

Kwang-Woo Choi	March 1962	2 years	New Appointment	- Current) Director, Office of Public Relations, Korea Deposit Insurance Corporation - Director, Office of Fund Operation & Investment, Korea Deposit Insurance Corporation

- Appointment of outside directors

Name	Date of Birth	Term	Appointment	Career Background	Serving as director of other companies

Ho-Geun Lee	May 1960	2 years	New Appointment	- Current) Professor, School of Business, Yonsei University - Assistant Professor, Business School, Hong Kong University of Science and Technology	—

Sung-Yong Kim	March 1966	2 years	New Appointment	- Current) Professor, Law School, SungKyunKwan University - Attorney, Law Firm Woo Hyun	—

•	Total number of directors following the appointments: 11

•	Total number of outside directors following the appointments: 6

(Resignation of two outside directors, Sang-Keun Oh, Kang-Shik Choi)

-	Appointment for Audit Committee members

Name	Term	Appointment

Sung-Yong Kim	2 years	New Appointment

•	Total number of Audit Committee members: who are outside directors: 3

•	Total number of Audit Committee members: who are not outside directors: 1 (standing director)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: March 25, 2016	By: /s/ Seung-Gyu Kim
(Signature)
Name: Seung-Gyu Kim
Title: Executive Vice President